Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2019 Equity Incentive Plan and 2025 Incentive Award Plan of Ategrity Specialty Insurance Company Holdings of our report dated March 04, 2025 (except for the effects of the restatement of the financial statement schedules disclosed in Notes 1 to Schedule I and Schedule II, and the effects of the subsequent events described in Note 24 to the consolidated financial statements as to which the date is June 03, 2025), with respect to the consolidated financial statements of Ategrity Specialty Holdings LLC included in the Registration Statement (Form S-1 No. 333-286059) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

June 11, 2025